SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050287

SEC MAIL RECEIVED PROCESSING SECTION AUG 09 2002 WASH., D.C. 165

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the First Six Months of 2002
dated July 30, 2002

Commission File Number 1-14520

BANCO TOTTA & AÇORES, S.A.
(Translation of Registrant's name into English)

Rua Aurea, 88
1100 Lisbon, Portugal
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F _x_ Form 40-F___

PROCESSED
AUG 13 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1. Release dated July 30, 2002. Banco Totta & Açores, S.A. (the "Bank") reported consolidated net income of EUR 111 million in the first half of 2002.

Presentation of Financial Information

The consolidated financial information presented in the July 30, 2002 press release is derived from the unaudited consolidated financial statements of the Bank and its consolidated subsidiaries (the "Group") for the interim periods ended June 30, 2002 and 2001. The results contained in the attached release are not necessarily indicative of results for any other period or for the full year applicable thereto The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP") but, due to restructuring of the Group in 2001 and the impact of the sale of Chemical SGPS, the financial statements for the interim period ended June 30, 2001 were adjusted as described in the release to be comparable to those of the interim period ended June 30, 2002. Portuguese GAAP does vary in certain significant respects from the accounting principles generally accepted in the United States of America and for a discussion of these differences see Note 26 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2001, included in the Bank's Annual Report on Form 20-F for 2001.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO TOTTA & AÇORES, S.A.

By: R Bettencourt
Maria do Rosário Bettencourt
Vice President

Date: July 30, 2002

Grupo
totta

For further information please contact:

Lisbon
Luís Bento dos Santos 351 21 321 15 27
João Veiga Anjos 351 21 318 04 48

New York
Jaime Cano 1212 350 39 03

NET INCOME OF BANCO TOTTA IN PORTUGAL ROSE 8% TO EUR 111 MILLION IN THE FIRST HALF OF 2002

Group Totta recorded a total net income of Eur 111 million and a total business volume (loans + customers funds) of Eur 42.9 billion, an increase the first half of 2001 of, respectively, 8% and 13%. The efficiency ratio stood at 44.8%, a significant improvement when compared to the first quarter 2001 (49.5%), while ROE reached 21.5% compared to 20.0% in 2001.

- **EPS increased 8%.**
- **Net income for the quarter was Eur 111 million, an 8% increase over the first half of 2001; ROE increased to 21.5% (20.0 % in June 2001).**
- **Net interest revenue reached Eur 327.6 million and net operating revenue was Eur 464.4 million, compared to Eur 341.7 million and Eur 472.6 million, respectively, in June 2001, on a comparative basis(*).**
- **Operational costs decreased 11%, from Eur 233.8 million in the first half of 2001 to Eur 208.2 million in the first half of 2002. Efficiency ratio improved from 49.5% to 44.8% at the end of June 2002, on a comparative basis(*).**
- **Operating income increased 9%, from Eur 211 million in June 2001 to Eur 229.9 million in June 2002, on a comparative basis(*).**
- **Customer funds rose 13.4% to Eur 21.7 billion, while customer loans stood at Eur 19.7 billion, a rise of 14.5% compared to June 2001. Business volumes totaled Eur 42.9 billion, a 13.1% increase over the same period in the previous year.**
- **The NPL ratio (+ 90 days past due) improved from 2%, at the end of June 2001, to 1.7% at the end of June 2002. The NPL Coverage (+ 90 days past due) reached 145.9% in June 2002, in line with the usual prudential ratios of the Group.**
- **Group Totta was considered the best bank in Portugal by Euromoney and Exame magazines.**

(*) The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of Chemical SGPS (made last year under the restructuring of the Group). Although this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.

Lisbon, July 30th, 2002 – Group Totta in Portugal, announced today its results for the first half, 2002

Group Totta in Portugal comprises the activities Banco Santander Portugal, Banco Santander Negócios, Banco Totta & Açores and Crédito Predial Português.

According to Mr. António Horta Osório, Chief Executive Officer, "The results clearly reflect the strategic focus on the core business, costs and asset quality control, and the growth on the strategic products and segments, which the Group has been following since 2000, together with the bank's teams devotion and quality in an increasingly adverse environment."

RESULTS

Despite the adverse economic situation, Net income of Group Totta rose 8% to Eur 111 million in the first half of 2002, from Eur 102.9 million at the end of June 2001, while net income before taxes rose 2.4% to Eur 159.7 million over the same period. As a result, the ROE increased from 20.0% to 21.5%, in line with the Group's target of having a ROE above 18%.

Chemical, SGPS sale transaction in 2001 (following the Group's assets split with BCP Group) caused different accounting impacts, namely in dividends received (+ Eur 22.4 million), in Provisions (+ Eur 7.7 million) and in the Extraordinary Results (- Eur 30.1 million). Despite it had no impact in terms of net income, a pro-forma income statement was built to make 2001 figures comparable to 2002, on an item per item basis.

Net interest revenue was Eur 327.6 million (Eur 341.7 million) and net operating revenue amounted to Eur 464.4 million (Eur 472.6 million), reflecting the 13.4% increase in customer funds and the 14.5% increase in customer loans.

Focus on lower risk products, namely mortgage credit and investment funds, combined with a funds migration to investment funds, resulted in an increase in commissions revenue with a significant impact on net interest revenue volumes, during the first half of 2002.

Net commissions and other income increased 6.8% during the first half of 2002, on a comparative basis (*), mainly due the group's strategy adopted with key products (such as cards and investment funds) combined with the commissions received on diversified corporate finance transactions developed by the Group's investment bank (Banco Santander de Negócios Portugal).

Operational costs decreased 11% in June 2002, compared to June 2001, due to a significant decrease of 16.5% in personnel costs and a growth of less than 1% in general expenses. Personnel costs decrease is mainly due to the personnel reduction policy in place for the last years.

In line with the Group's target of achieving a cost-to-income ratio of 45% until 2003, and as a result of the decrease of the operational costs, the cost-to-income ratio improved to 44.8% in June 2002 from 49.5% in the same period of previous year.

BALANCE SHEET AND ACTIVITY

The Group's commercial activity development, during the first half of 2002, continued to focus on market share improvement through the increase and diversification of products offered, namely in the structured products and investment funds segments. Highlights for the cross selling efforts on the insurance products, which contributed to the 14% market share obtained in this segment.

In the first half of 2002, net assets amounted to Eur 25.6 billion, an increase of 6.8% when compared with the first half of 2001. Business volume increased 13.1% to Eur 42.9 billion over the same period.

Despite the adverse economic situation and the end of the subsidized mortgage credit, loans to customers increased 14.5% to Eur 19.7 billions in June 2002 when compared to June 2001.

Mortgage loans continued to contribute significantly to the expansion of the Group's loan portfolio. Highlights to *Crédito Super Oferta Lar* campaign, launched during the first half of 2002, in the three retail networks. It contributed not only for the improvement of market share, but also for the sale of other products through the cross selling. The success of the 2001 campaign *Crédito Oferta Carro* implied a continuous offer of this product during the present year with rewarding results.

Overdue Loans (+ than 90 days) represented 1.7% of the Total Loan portfolio, as of June 2002 (2% as of June 2001) while the coverage by provisions (+ 90 days) reached 145.9% in the same period (161.5%), as a consequence of the credit portfolio quality improvement together with the Group's risk- control policy.

Customer Funds increased 13.4% to Eur 21.7 billion. Customer Deposits increased 0.5%, reaching Eur 14.4 billions. Structured products, normally issued in the form of bonds, rose 53.9% to Eur 3.3 billions and Investment funds increased 40.7% to Eur 3.3 billions. The raise of Customer funds was possible mainly through the launching of new and innovative saving/investment products, in order to satisfy customer's demand. Highlights, in the three retail networks, to the *Super Satisfação*, a mixed product combining a term deposit with an alternative investment either in a bond fund, an insurance, a structured product or a tax efficient saving account. These products market campaign started in May, and at the end of June the total amount of funds amounted already to Eur 532 million.

New series of *Totta 400* and *DP Prémio Lar* were offered in Totta's network. Highlights also to the new product *Totta Mix Crescente* (an investment mix of treasury bonds and a stock fund) as well as a promotional plan connected to the World Cup 2002, which granted a prize-winning scheme. In Crédito Predial network the most successful product was *Super Conta Ordenado*. The *Santander Max Desporto* (linked to a basket of sports corporations) was another product launched at the Santander network. Reference should also be made to the launching of new structured products, in the three bank's retail networks, namely *Obrigações de Caixa Euro Preço*, *Obrigações de Caixa Mundial 2002* and *Obrigações de Caixa Max* 4 (linked to a basket of corporations) and the *Euro Range* account (linked to a 6 month's Euribor range).

In the insurance segment, the main products launched were *Rendimento Seguro I* and *Rendimento Semestral I and II*, both being capitalization insurance products for an 8 year period and launched in the three retail networks. A new series of *Fundo de Investimento Imobiliario – Novimovest* was also launched in the Group's retail networks.

Aiming a more aggressive strategy in the credit cards segment and in order to achieve more value added to this type of products, the Totta Group launched new credit cards: *Cartão Super Satisfação* (a card that can be photo personalized), the *Visa Debit Classic* card and *Cartões Recarregáveis* (rechargeable cards).

Allowing better publicity to products offered, new services and considerable improvements were made in the bank's websites, such as the introduction of the Fiscal Guide 2002 and the new credit cards request formsAs a result of several campaigns still in place, the substantial growth of new subscribers of Home Banking continued.

INVESTMENT BANKING

Banco Santander de Negócios Portugal net income rose 35% to Eur 19.1 million in the first half of 2002. The ROE increased 3% when compared to the same period in 2001, reaching 29%. Cost-to-income ratio improved from 35.6% in the first half of 2001 to 24% in June 2002.

In *Corporate Finance*, highlights include the organization and leadership of a public tender offer of SONAE, SGPS over Modelo Continente, SGPS, SA in the amount of Eur 546 million, and advisory services to Grupo Salvador Caetano and HBF Banco Financeiro as well as to Indra in the cross-border aquisition of CPC-IS.

In the *Fixed Income* area, the Bank continued to actively participate in the primary and secondary Portuguese public debt markets, achieving a market share (among the OEVT - special treasury bonds operators) of 23% in the buybacks of the Portuguese treasury program. In relation to the sales desk, the business volume increased to more than Eur 1.5 billion, during the second half of the year with a strong participation in SCH leadership primary market issues.

The Group placed through the networks and private banking segment, more than 35 structured products in the amount of more than Euro 400 million. Highlights for *Obrigações de Caixa Europreço* (linked to the European inflation), *Obrigações de Caixa Mundial 2002* (linked to the results of the World's championship and to the Dow Jones Global Titans 50) and *Obrigações de Caixa Multisatisfação* (linked to an interest rate, an investment fund and equity indexes).

In the *Custody business*, assets under custody and the number of operations increased 16% and 26%, respectively, when compared to 2001. For its custody services, BSNP continued to obtain excellent classifications, namely from the Royal Trust Corporation of Canada and Nomura International.

Despite the 25% drop on the transaction volumes (following the weak performance of the international capital markets) during the first quarter of 2002, *BSN Dealer* was able to keep the second place in the Lisbon Euronext ranking, reaching a market share of 17.5% (11.2% market share at the same period in 2001).

ASSET MANAGEMENT AND INSURANCE

Investment Funds increased Eur 540 million in the three retail networks, during the first half of 2002, sustained by the increase of 25.1% in Totta, 34.1% in CPP and 10.6% in BSP. The Group managed a total of Eur 3.2 billions at the end of June 2002 and, according to APFIN, reached a market share of 15.1% (12.6% at the end of 2001).

In their respective segment, five investment funds of the Group were the top of the best performance ranking in the last 24 months: Santander PPA; Valor Futuro FPR/E; Santander Acções Portugal; Multipoupança e Multidiversificação.

The insurance company *Santander Central Hispano Seguros* launched the traditional insurance products through the Group's retail network with new series of insurance products associated to investment funds, in the amount of Eur 232 million. The company ranks fourth in the Portuguese insurance industry, with a market share of 14.0%.

INSTITUTIONAL BACKGROUND

Santander Central Hispano's Group is the leading financial group in Spain and Latin America, the third larger by market capitalization in the Euro Zone and amongst the fifteenth largest in the world by market value. Santander Group provides services to 36 million customers throughout 118,000 employees and 10,200 offices. As of March 31, 2002, the Group had more than $300 billion in customer funds and a $160 billion loan portfolio, spreaded through different geographical regions and sectors.

Lisbon, July 30th, 2002

GROUP TOTTA IN PORTUGAL

Million Euros

	Jun '02	Jun '01	Var. %
Earnings per Share	2.11	1.96	+7.9%
Efficiency Ratio	44.8%	49.5%	-4.6 p.p
ROE	21.5%	20.0%	+1.5 p.p.
Solvency ratio	10.5%(**)	11.1%	
Loans & Advances to Customers	19,654	17,172	+14.5%
Mortagage Loans	8,156	6,637	+22.9%
Customers Funds	21,727	19,166	+13.4%
Investment Funds (distributed)	3,323	2,363	+40.7%
Net Interest Income	327.6	341.7	-4.1%
Net Commissions and Other Income	116.2	108.8	+6.8%
Operating Revenue	464.4	472.6	-1.7%
Administrative Expenses	-208.2	-233.8	-11.0%
Total Operating Income	229.9	211.0	+9.0%
Income Before Taxes	159.7	156.0	+2.4%
Net income	111.0	102.9	+7.9%
Past Due Loans (+ 90 days) / Total Loans	1.7%	2.0%	-0.2 p.p.
Coverage Ratio + 90 days	145.9%	161.5%	-15.6 p.p
Employees in Portugal	7,003	7,386	-383
Branches in Portugal	600	570	+30

(*)Pro-forma:The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of Chemical SGPS (made last year under restructuring of the Group). Althougt this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.

(**)Preliminary value

BANCO TOTTA & AÇORES - Consolidated Balance Sheet as of 30 June 2002

(Accounts not audited)

Million Euros

ASSETS	Jun '02	Jun '01(*)	Var. %
Cash & Inter Bank Accounts	2,503	3,940	36.5%
Loans & Advances to Customers	19,654	17,172	+14.5%
Investment Portfolio/Participation	1,707	1,490	+14.5%
Fixed Assets and Other Assets	1,761	1,400	+25.8%
TOTAL ASSETS	**25,625**	**24,001**	**+6.8%**

LIABILITIES AND EQUITY	Jun '02	Jun '01	Var. %
Interbank Deposits	3,935	3,782	+4.0%
Customers Deposits	14,416	14,348	+0.5%
Securities issued	3,279	2,131	+53.9%
Accrual & Deferrals and Other Liabilities	1,712	1,672	+2.4%
Subordinated Debt	799	538	+48.3%
Shareholder´s Equity + Minority Interest	1,485	1,503	-2.9%
TOTAL LIABILITIES AND EQUITY	**25,625**	**24,001**	**+6.8%**

Million Euros

	Jun '02	Jun '01	Var. %
Investment Funds (distributed)	3,323	2,363	+40.7%

BANCO TOTTA & AÇORES - Consolidated Income Statement as of 30 June 2002

(Accounts not audited)

Million Euros

	Jun '02	Jun '01(*)	Var. %
Net Interest Income	327.6	341.7	-4.1%
Earnings from Financial Operations	20.6	22.2	7.0%
Net Fees, Commissions & Other Net Income	116.2	108.8	+6.8%
Total operating Revenue	**464.4**	**472.6**	**-1.7%**
Administrative Expenses	-208.2	-233.8	-11.0%
Personnel Expenses	-133.0	-159.4	-16.5%
Other Administrative Expenses	-75.1	-74.4	+9.0%
Depreciation	-26.3	-27.8	-5.4%
Operating Cashflow	**229.9**	**211.0**	**+9.0%**
Net Provisions + Extraordinarios & Other Profits	-70.3	-55.1	+27.6%
Income Before taxes and Minorities	**159.7**	**156.0**	**+2.4%**
Income Tax	-32.3	-34.6	-6.5%
Minority Interest	-16.3	-18.5	-11.7%
Net Income	**111.0**	**102.9**	**+7.9%**
Earnings per Share	2.11	1.96	+7.9%

(*)Pro-forma:The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of Chemical SGPS (made last year under restructuring of the Group). Althougt this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.